

March 18, 2024

Rushi Shah
Chief Executive Officer
Mag Mile Capital, Inc.
1141 W. Randolph St.
Suite 200
Chicago, IL 60607

      Re: Mag Mile Capital, Inc.
          Amendment No. 3 to Registration Statement on Form S-1
          Filed March 8, 2024
          File No. 333-274354

Dear Rushi Shah:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 22, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-1

Financial Statements, page F-1

1. We note that you had net losses in 2021 and for the nine months ended September 30, 2023. Please tell us whether you expect to report net income for the year ended December 31, 2023. If so, please explain the basis for your belief in light of the net loss of $2.7 million for the nine month period ended September 30, 2023. If not, please provide updated audited financial statements for the year ended December 31, 2023, as required pursuant to Rule 8-08(b) of Regulation S-X.

<u>General</u>

2.   You state that the common stock qualifies "only for proprietary broker-dealer quotations on the Expert Market." Please add a risk factor disclosing the specific reasons why your stock is being quoted only on the Expert Market, the uncertainties and risks to shareholders and the impact on the liquidity of the shares being offered for resale. Clarify, if true, that the quotations in the Expert Market are restricted from public viewing and that only broker-dealers and professional or sophisticated investors are permitted to view quotations in Expert Market securities.

     Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ernie Stern